Morgan, Lewis & Bockius LLP                                   Morgan Lewis
1701 Market Street                                            COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com



April 10, 2014



VIA EDGAR




Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 231 (File No.033-42484) and Amendment No. 232(File No.811-06400) to Registration Statement on Form N-1A
        ------------------------------------------------------------------------


Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 231 and, under the Investment Company Act of 1940, as amended, Amendment No. 232 (the "Filing") to the Trust's Registration Statement on Form N-1A.

This Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing three new series to the Trust: the LSV Global Value Fund, LSV US Managed Volatility Fund and LSV Global Managed Volatility Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.4660.

Very truly yours,


/s/ Christine M. Nassauer
-------------------------
Christine M. Nassauer